                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                          GARDNER DENVER MACHINERY INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G034 634
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 5, 1997
--------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                              THERE ARE NO EXHIBITS

CUSIP NO.  G03 4634

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of
Above Person Ira Sochet
             -----------------------------------------------------------------.

2.       Check the Appropriate Box if a Member of a Group
                  (a)                       (b)
                     -----------------------    ------------------------------.

3.       SEC Use Only
                      --------------------------------------------------------.

4.       Source of Funds                     PF, OO    .
                         -----------------------------------------------------.
5.       Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(E)
                              ------------------------------------------------.

6.       Citizenship or Place of Organization      United States
                                              --------------------------------.

Number of                   7.  Sole Voting Power           651,496
                                                 -----------------------------.
Shares
Beneficially                8.  Shared Voting Power          -0-
                                                    --------------------------.
Owned by Each
Reporting                   9.  Sole Dispositive Power      651,496
                                                       -----------------------.
Person With
                            10.  Shared Dispositive Power    -0-
                                                          --------------------.

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         651,496
------------------------------------------------------------------------------.

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares
       -----------------------------------------------------------------------.

13.      Percent of Class Represented by Amount in Row (11)   6.6%
                                                            ------------------.

14.      Type of Reporting Person               IN
                                  --------------------------------------------.

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         This amendment to Schedule 13D (the "Amendment") is filed as the first amendment to the Statement on Schedule 13D, dated November 14, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Gardner Denver Machinery Inc., a Delaware corporation (the "Issuer"). This Amendment reflects material changes in the
Schedule 13D, such material changes being more fully reflected in Items 5 and below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 11, 1997, the Reporting Person beneficially owned an aggregate of 651,496 shares of Common Stock, which constituted approximately 6.6 percent of the 9,844,156 shares of Common Stock outstanding on November 12, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, as adjusted for the 2 for 1 stock split in the form of a 100% stock dividend payable January 13, 1997.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.


                                                       APPROXIMATE PRICE
                            NUMBER OF SHARES              PER SHARE
     DATE                    PURCHASED/SOLD         (EXCLUDING COMMISSIONS)
     ----                    --------------         -----------------------

   12/30/96                     3,600(P)                    $17 1/4
  *12/30/96                     4,200(P)                    $17 1/4
   01/02/97                    30,000(P)                    $16 3/4
   01/03/97                    11,200(P)                    $16 1/2
   01/03/97                    11,200(S)                    $16 3/4
   01/07/97                     5,000(P)                    $16 5/8
  *01/17/97                     1,500(P)                    $17
   01/17/97                     8,500(P)                    $17 5/32
  *01/21/97                     2,000(S)                    $17 1/2
   01/22/97                     5,000(P)                    $17 11/16
  *01/27/97                     1,000(S)                    $17 7/8
   01/27/97                     2,000(P)                    $17 3/8
   01/27/97                     4,000(P)                    $17 3/8
  *01/29/97                     4,000(P)                    $17 3/4
  *01/29/97                       600(P)                    $17 11/32
  *01/30/97                     8,700(P)                    $17 1/2
  *01/31/97                     1,000(S)                    $17 1/16
  *01/31/97                     5,000(P)                    $16 3/4

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
   02/03/97                    16,000(P)                    $15 31/32
   02/04/97                     4,000(P)                    $15 19/32
   02/05/97                     1,000(P)                    $15 1/2
   02/05/97                     2,596(P)                    $15 25/32
   02/05/97                     4,000(P)                    $16 1/16

*IRA account.
 (P) Purchase
 (S) Sale

            (d) Not applicable.

            (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997

                                             /S/IRA SOCHET
                                             -------------------------------
                                                          Ira Sochet



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